EXHIBIT 99.1

                            The Durkin Company, Inc.
          Full Service Appraisers, Litigation, and Probate Consultants

                        229 Lewis Wharf, Boston, MA 02110
                     (617) 720-0332 Facsimile (617) 720-0274



February 5, 1998

Richard Power
Bernard Rubin, MD
Steven Shulman
The Fairness Committee
Terrace Holdings, Inc.
C/o Latona Associates
Liberty Lane
Hampton, NJ 03842

Re: Valuation of The Lasko Companies, Inc., Lasko Family Kosher Tours, Inc., A&E Management Corp., Employment Agreement and Warrants to Purchase Terrace Holdings, Inc., Stock


Dear Mr. Power, Dr. Rubin and Mr. Shulman:

The Durkin Company ("Durkin") was retained to estimate the fair market value of a 100% interest in each of the entities: The Lasko Companies, Inc., The Lasko Family Kosher Tours, Inc., and the A&E Management Corp., as of December 31, 1997. Durkin was also asked to estimate the value of the employment agreement between Dr. Samuel Lasko and Terrace Holdings, Inc., and the value of warrants owned by Dr. Lasko.

The purpose of this appraisal is to provide information for use in negotiating the sale of The Lasko Companies, Inc., A&E Management Corp., and The Lasko Family Kosher Tours, Inc., to Dr. Samuel Lasko.

For the purpose of this appraisal, fair market value is defined as the "price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell both having full knowledge of the relevant facts and both seeking to optimize their economic interests."

The Lasko Family Kosher Tours, Inc., is the successor company to the Bon Adventure Kosher Tours, Inc., founded by Dr. Lasko in 1989. The company offers Passover vacations at hotels in Florida and New York. A&E Management Corp., was founded by Dr. Lasko in 1993; the company manages a restaurant and catering service at the Club at Emerald Hills. The Lasko Companies, Inc., operates a restaurant that it started in 1995; it offers an upscale kosher cuisine to people in South Florida.

This appraisal report was performed in accordance with the Uniform Standards of Appraisal Practice as set forth by the Appraisal Foundation.

Richard Power                                                   February 5, 1998
Bernard Rubin, MD
Steven Shulman
Page 2


Durkin considered several approaches in the process of estimating the fair market value of the above named entities. The report contains a complete discussion of each approach. The asset approach was considered to be the most appropriate for The Lasko Companies, Inc., and A&E Management Corp. The income approach was selected as being the most appropriate method for The Lasko Family Kosher Tours, Inc. Durkin estimated that the liquidation value of A&E Management Corp., was $22,000 and the liquidation value of The Lasko Companies was $88,000 as of December 31, 1997. Durkin capitalized a weighted average of the cash flows of The Lasko Family Kosher Tours. A "key person" discount was applied to this value. Based upon the results of the above analysis and other relevant factors, the fair market value of The Lasko Family Kosher Tours was $553,000 as of December 31, 1997.

Durkin estimated that the value of the employment agreement between Dr. Lasko and Terrace Holdings, Inc., was $417,807 and the value of the 375,000 warrants is $515,625.

The valuation report was prepared solely for the purposes discussed above and it may not be used for any other purposes.

The attached report and exhibits fully describe the analytic procedures and conclusions reached during this appraisal. The opinion of the value expressed in this letter can be understood only after reading the attached report and being familiar with the assumptions, limitations, and sources of information. An appraisal certification, statement of assumptions and limiting conditions, and the qualifications of the principal appraiser are attached to this report and form integral parts of the report.


Very truly yours,

THE DURKIN COMPANY


/s/ Jerrold P. Katz
--------------------------------------
Jerrold P. Katz, Ph.D., A.S.A., C.B.A.

cc:      Gerald Fishman, Esq.
         Samuel Lasko







       The Durkin Company - 229 Lewis Wharf - Boston, Massachusetts 02110
                    Tel (617) 720 0332 -- Fax (617) 720 0274